SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated August 18, 2016

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia stock exchange release dated August 18, 2016: Nokia Corporation - Managers’ transactions

STOCK EXCHANGE RELEASE August 18, 2016

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
August 18, 2016 at 11:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Ihamuotila, Timo

Position: Chief Financial Officer

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: Initial notification

Reference number: 549300A0JPRWG1KI7U06_20160818085416_7

Transaction date: 2016-08-16

Venue: XOFF

Instrument type: Financial instrument linked to a share or a debt instrument

AII:

Product code: 2012 Q2

MIC: N/A, off-exchange

Put Call: Call

Expiry date: 2018-12-27

Strike price: 2.08000

Derivative type: Option

Nature of the transaction: Exercise of a stock option

Linked to stock option program.

Transaction Details

(1): Volume: 75000 Unit price: 2.08000 EUR

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Aggregated transactions

(1): Volume: 75000 Volume weighted average price: 2.08000 EUR

Transaction date: 2016-08-16

Venue: XHEL

Instrument type: Share

ISIN: FI0009000681

Nature of the transaction: Disposal

Transaction Details

(1): Volume: 75000 Unit price: 5.04600 EUR

Aggregated transactions

(1): Volume: 75000 Volume weighted average price: 5.04600 EUR

About Nokia

Nokia is a global leader in the technologies that connect people and things. Powered by the innovation of Nokia Bell Labs and Nokia Technologies, the company is at the forefront of creating and licensing the technologies that are increasingly at the heart of our connected lives.

With state-of-the-art software, hardware and services for any type of network, Nokia is uniquely positioned to help communication service providers, governments, and large enterprises deliver on the promise of 5G, the Cloud and the Internet of Things. www.nokia.com

Media Enquiries:

Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 18, 2016	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal